SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 March 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 01 March 2021
99.2	Director/PDMR Shareholding dated 01 March 2021
99.3	Director/PDMR Shareholding dated 01 March 2021
99.4	Director/PDMR Shareholding dated 03 March 2021
99.5	Director/PDMR Shareholding dated 05 March 2021
99.6	Director Declaration dated 08 March 2021
99.7	Director Declaration dated 11 March 2021

Exhibit No: 99.1

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 28 February 2021, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 4,501,408 ordinary shares are held in treasury following a transfer of 560,000 ordinary shares from the Company's treasury account to the Trustees of InterContinental Hotels Group Employee Share Ownership Trust for no consideration on 23 February 2021. Therefore, the total number of voting rights in the Company is 183,216,312.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that on 26 February 2021 the following shares were transferred, pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings, to the following PDMRs:

Name of PDMR	Number of shares transferred
Keith Barr	5,824
Paul Edgecliffe-Johnson	4,028
Elie Maalouf	3,174
Claire Bennett	796
Jolyon Bulley	859
Yasmin Diamond	1,300
Nicolette Henfrey	399
Kenneth Macpherson	2,905
George Turner	3,329

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,824
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,824 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,028
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,028 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,174
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,174 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	796
d)	Aggregated information - Aggregated volume - Price - Aggregated total	796 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	859
d)	Aggregated information - Aggregated volume - Price - Aggregated total	859 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,300
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,300 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	399
d)	Aggregated information - Aggregated volume - Price - Aggregated total	399 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,905
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,905 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2017 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,329
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,329 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.3

 InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,201
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,201 Nil consideration Nil consideration
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.4

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") today announces the grant and release of share awards and the sale of shares by various PDMRs.

On 1 March 2021 the following share awards were granted and released under the Company's Annual Performance Plan.  The shares were then transferred, following adjustments for tax and social security withholdings, to the following PDMRs:

Name of PDMR	Number of shares granted	Number of shares transferred
Claire Bennett	1,323	853
Jolyon Bulley	1,036	567
Yasmin Diamond	861	455
Nicolette Henfrey	371	196
Kenneth Macpherson	1,382	731
George Turner	1,330	928

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 1,323 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2021 and 853 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	853
d)	Aggregated information - Aggregated volume - Price - Aggregated total	853 Nil consideration Nil consideration
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 1,036 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2021 and 567 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	567
d)	Aggregated information - Aggregated volume - Price - Aggregated total	567 Nil consideration Nil consideration
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 861 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2021 and 455 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	455
d)	Aggregated information - Aggregated volume - Price - Aggregated total	455 Nil consideration Nil consideration
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 371 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2021 and 196 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	196
d)	Aggregated information - Aggregated volume - Price - Aggregated total	196 Nil consideration Nil consideration
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 1,382 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2021 and 731 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	731
d)	Aggregated information - Aggregated volume - Price - Aggregated total	731 Nil consideration Nil consideration
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 1,330 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2021 and 928 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	928
d)	Aggregated information - Aggregated volume - Price - Aggregated total	928 Nil consideration Nil consideration
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	Outside a trading venue

The Company has also been notified that on 1 March 2021, the following PDMRs sold the following number of previously held shares:

Name of PDMR	Number of shares sold
Yasmin Diamond	8,500
Nicolette Henfrey	6,300
Kenneth Macpherson	13,057
George Turner	6,000

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.499015	8,500
d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,5000 £50.499015 £429,241.63
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.564871	6,300
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,300 £50.564871 £318,558.69
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.606554	13,057
d)	Aggregated information - Aggregated volume - Price - Aggregated total	13,057 £50.606554 £660,769.78
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.606554	13,057
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,000 £50.2877 £301,726.20
e)	Date of the transaction	2021-03-01
f)	Place of the transaction	XLON

The Company has also been notified that on 2 March 2021, the following PDMR sold the following number of shares:

Name of PDMR	Number of shares sold
Jolyon Bulley	9,941

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.533735	9,941
d)	Aggregated information - Aggregated volume - Price - Aggregated total	9,941 £50.533735 £502,355.86
e)	Date of the transaction	2021-03-02
f)	Place of the transaction	XLON

Exhibit No: 99.5

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Anderson
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in InterContinental Hotels Group PLC US45857P8068
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $71.7251	7,000
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,000 US $71.7251 US $502,075.70
e)	Date of the transaction	2021-03-03
f)	Place of the transaction	NYSE

Exhibit No: 99.6

InterContinental Hotels Group PLC
Director Declaration

8 March 2021 - In accordance with Listing Rule 9.6.14R(2), InterContinental Hotels Group PLC ("IHG") announces that Duriya Farooqui, Non-Executive Director of IHG, has joined the Board of Tribe Capital Growth Corp I (ATVCU), listed on the NASDAQ, with immediate effect.

=Ends=

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel)                    +44 (0)1895 512 176        +44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)       +44 (0)1895 512 097        +44 (0)7527 424 046

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 due to open over the next five years.

-     Luxury and lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Exhibit No: 99.7

InterContinental Hotels Group PLC
Director Declaration

11 March 2021 - In accordance with Listing Rule 9.6.14R(2), InterContinental Hotels Group PLC ("IHG") announces that Dale Morrison, Non-Executive Director of IHG, has been appointed as Chairman of Twin Ridge Capital Acquisition Company (TRCA.U), listed on the New York Stock Exchange ("NYSE").

=Ends=

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel)                    +44 (0)1895 512 176        +44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)       +44 (0)1895 512 097        +44 (0)7527 424 046

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 due to open over the next five years.

-     Luxury and lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	12 March 2021